Clemmy Technologies Corp

                         MICHAEL A. KAUFFMAN, President
PO Box 508                                             9750 Peace Way #2090
Ribera, New Mexico 87560                               Las Vegas, Nevada  89147
Tel: (505) 421 2421  Fax : (505) 421 3431              Tel: (702)876.2522


February 22, 2007

Mr. Carlton Tartar
Assistant Chief Accountant
US Securities and Exchange Commission
Mail Stop 3561
Washington , D.C. 20549

Re: Your letters of May 18, 2006 and  February 8, 2007

Dear Mr. Tartar:

This letter is in response to our conversation of February 21 and the above-referenced letters. I will respond to the items as enumerated in your letter of May 18, 2006.

     1. In consultation with our auditors, it has been decided that they will audit the financial statements for the year ending 12/31/01. The auditors will then be able to certify that the company has been audited from its inception through 12/31/05. Their auditors' opinion will be modified accordingly.

          The 10-QSB's for the periods ending June 30, 2006 and September 30, 2006, as well as the 10- KSB for 2006, will be completed and filed as soon as possible.

     2. An amended 10-KSB for 2005 will be filed that reflects the applicable controls and procedures disclosures that are required.

     3.   Please see #2 above.

     4. The disclosure statement will be changed to reflect the requirements in the amended 10-QSB's and 10-KSB's.

     5. As stated above, the 10-KSB for 2005 will be amended and filed as soon as possible, along with the required signature.

This is to acknowledge that:

          The company is responsible for the adequacy and accuracy of the disclosure in the filing;

          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this adequately addresses the issues of concern. Please contact me if additional action is required. Thank you for your assistance in resolving these matters.

Sincerely,


Michael A. Kauffman, President
Clemmy Technologies Corp.